Filed Pursuant to Rule 433

Registration Statement No. 333-285042

Pricing Term Sheet

Expedia Group, Inc.

Pricing Term Sheet

Issuer:	Expedia Group, Inc.
Security Description:	5.500% Senior Notes due 2036
Size:	$1,000,000,000
Maturity:	April 15, 2036
Coupon:	5.500%
Price:	99.384% of face amount
Yield to maturity:	5.581%
Spread to Benchmark Treasury:	T+130 bps
Benchmark Treasury:	4.125% due February 15, 2036
Benchmark Treasury Price and Yield:	98-24 / 4.281%
Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2026
Redemption Provisions:
Make-whole call:	At any time prior to January 15, 2036, at a discount rate of Treasury plus 20 basis points
Par call:	At any time on or after January 15, 2036
Settlement*:	T+2; April 10, 2026
CUSIP:	30212P BM6
ISIN:	US30212PBM68
Ratings**:	Moody’s: Baa2; S&P: BBB; Fitch: BBB
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Bookrunners:

BofA Securities, Inc.

Citigroup Global Markets Inc.

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Manager:	Standard Chartered Bank

*It is expected that delivery of the notes will be made against payment therefor on or about April 10, 2026, which will be the second business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day preceding the closing date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the first business day before settlement should consult their own advisor.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (File No. 333-285042), including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.